Mail Stop 3561

January 27, 2009

Mr. Yingsheng Li
President
China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

> **Re: China Marketing Media Holdings, Inc.**
> **Amendment No. 7 to Form 10**
> **Filed December 29, 2008**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed April 18, 2008**
> **Form 10-Q for quarter ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 0-51806**

Dear Mr. Li:

　　We have reviewed your filings and your response letter dated December 29, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 1

Our Background, page 1

1. We note your response to comment number 2 from our letter dated October 29, 2008. Please revise your filing to state, if true, that you do not expect to experience any material adverse impact on your business if China Marketing Media, Inc. determines to not change its name.

<u>Online Sale of Electronic Products, page 7</u>

2. We note that your subsidiary has begun a new business involving the online
    marketing and sale of electronic products. Please provide a brief discussion in your
    "Background" section on how you came to develop this new line of business. Also,
    please explain in your "Management's Discussion and Analysis" section, or in
    another appropriate place in your filing, the importance of this new line of business to
    your current operations and what role this line of business will play in your future
    operations. We may have further comments upon reading your response and your
    revisions.

<u>Form 10-K for the period ended December 31, 2008 filed April 18, 2008</u>

<u>Item 8A(T). Controls and Procedures, page 23</u>

<u>Internal Controls Over Financial Reporting, page 23</u>

3. We note your response to comments 6, 7, and 8 from our letter dated October 29,
    2008. Please amend your Form 10-K for the period ended December 31, 2008 to
    incorporate your responses to these comments rather than simply acknowledging that
    you will comply in future filings.

    Please contact Robert Errett, Attorney-Advisor, at 202-551-3225, or Mara Ransom,
Legal Branch Chief, at 202-551-3264, or me at 202-551-3720 with any other questions.

                                    Sincerely,

                                    H. Christopher Owings
                                    Assistant Director